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Exhibit (a)(5)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated February 10, 2014, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of common shares in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the laws of that jurisdiction.

Notice of Offer to Purchase for Cash by Helen of Troy Limited of Up to $300 Million in Value of its Outstanding Common Shares at a Purchase Price Not Greater Than $66.50 Per Share Nor Less Than $57.75 Per Share

        Helen of Troy Limited, a Bermuda company (the "Company"), is offering to purchase for cash up to $300 million of its outstanding common shares, par value $0.10 per share ("Common Stock" or "shares"), through a modified "Dutch auction" tender offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 10, 2014 (together with any amendment or supplement thereto, the "Offer to Purchase"), and in the related Letter of Transmittal (together with any amendment or supplement thereto, the "Letter of Transmittal"), which together constitute the "Offer." The Company is inviting its shareholders to tender their shares of Common Stock at a price not greater than $66.50 per share nor less than $57.75 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Offer.

        The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

THE OFFER, PRORATION AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 10, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED

        The Board of Directors of the Company has approved the Offer. However, none of the Company, its Board of Directors, the Dealer Manager, the Depository or the Information Agent is making any recommendation to any shareholder as to whether to tender or refrain from tendering shares or as to the price or prices at which shares may be tendered, and the Company has not authorized any person to make any such recommendation. Shareholders must make their own decisions as to whether to tender their shares of Common Stock and, if so, how many shares to tender and at what price or prices to tender. In so doing, shareholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company's reasons for making the Offer, and should consult with their own investment and tax advisors.

        The Company's shareholders will have the opportunity to tender some or all of their shares of Common Stock at a price not greater than $66.50 per share nor less than $57.75 per share. Tendering shareholders must either elect to accept the price determined in the Offer or specify a price not greater than $66.50 per share nor less than $57.75 per share (in specified increments of $0.25) at which they are willing to sell their shares of Common Stock pursuant to the Offer. On the terms and subject to the conditions of the Offer, the Company will designate a single per share price that the Company will pay for shares of Common Stock properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares of Common Stock tendered and the prices specified by tendering shareholders. The Company will select the lowest purchase price, not greater than $66.50 per share nor less than $57.75 per share, that will allow it to purchase shares of Common Stock having an aggregate purchase price of $300 million, or a lower amount depending on the number of shares of Common Stock properly tendered and not properly withdrawn (such purchase price, the "Final Purchase Price"). Only shares of Common Stock validly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be eligible for purchase in the Offer. All shares acquired in the Offer will be acquired at the Final Purchase Price, including those shares of Common Stock tendered at a price lower than the Final Purchase Price. However, due to the "odd lot" priority, proration and conditional tender offer provisions described in this Offer to Purchase, all of the shares of Common Stock tendered may not be purchased if the number of shares properly tendered at or below the Final Purchase Price and not properly withdrawn have an aggregate value in excess of $300 million (based on the Final Purchase Price).

        The Company will purchase only those shares of Common Stock properly tendered and not properly withdrawn upon the terms and conditions of the Offer. All shares accepted for payment will be paid promptly after the Expiration Time, net in cash, less any applicable withholding taxes and without interest. At the maximum Final Purchase Price of $66.50 per share, the Company would purchase 4,511,278 shares if the Offer is fully subscribed, which would represent approximately 14.06% of the issued and outstanding shares as of February 5, 2014. At the minimum Final Purchase Price of $57.75 per share, the Company would purchase 5,194,805 shares if the Offer is fully subscribed, which would represent approximately 16.19% of the issued and outstanding shares as of February 5, 2014.

        The Company reserves the right, in its sole discretion, to change the shareholders' per share purchase price options and to increase or decrease the aggregate value of shares sought in the Offer, subject to applicable law.

        The term "Expiration Time" means 12:00 midnight, New York City time, on Monday, March 10, 2014, unless the Company, in its sole discretion, shall have extended or earlier terminated the period of time during which the Offer will remain open, in which event the term "Expiration Time" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

        For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, shares of Common Stock properly tendered (and not properly withdrawn), subject to the "odd lot," proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to Computershare Trust Company, N.A., the depositary for the Offer (the "Depositary"), of its acceptance of such shares of Common Stock for payment under the Offer. The Company will make payment for shares of Common Stock tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary's account at the "Book-Entry Transfer Facility" (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an "Agent's Message" (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

        If the conditions of the Offer have been satisfied or waived and shares having an aggregate value (based on the Final Purchase Price) in excess of $300 million have been properly tendered at or below the Final Purchase Price and not properly withdrawn on or prior to the Expiration Time, the Company will purchase shares:

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  first, the Company will purchase all shares properly tendered at or below the Final Purchase Price by all odd lot holder (holders of "odd lots" of fewer than 100 shares);

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  second, the Company will purchase all other shares of Common Stock properly tendered at or below the Final Purchase Price on a pro rata basis (excluding shares subject to conditional tenders for which the condition was not initially satisfied) with appropriate adjustment to avoid purchases of fractional shares; and

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  third, only if necessary to permit the Company to purchase shares of Common Stock having an aggregate purchase price of $300 million, the Company will purchase shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price and not properly withdrawn, by random lot, to the extent feasible. To be eligible for their shares of Common Stock to be purchased by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares of Common Stock.

        Because of the "odd lot" priority, proration and conditional tender provisions described above, the Company may not purchase all of the shares of Common Stock that shareholders tender.

        The Company will return all tendered shares that it has not purchased in the Offer to the tendering shareholders or, in the case of shares delivered by book-entry transfer, will credit the account at the Book-Entry Transfer Facility from which the transfer has been previously made at the Company's expense promptly after the Expiration Time.

        The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. During any such extension, all shares of Common Stock previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder's shares of Common Stock. The Company also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase. Subject to compliance with applicable laws, the Company further reserves the right, regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including, without limitation, by increasing or decreasing the consideration offered. The Company will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law.

        The Company intends to use a combination of cash on hand and borrowings under its existing revolving credit facility to pay for all Common Stock that the Company purchases in the Offer and all fees and expenses applicable to the Offer. The Company's Board of Directors considered various factors and information before approving the Offer, including, without limitation, other possible methods of repurchasing Common Stock, including in the open market or through a fixed price tender offer for the shares, recent trends in the market regarding modified "Dutch auction" tender offers, trends in the equity market generally, shareholder input, and historical trading performance of our Common Stock, of the stock of comparable public companies and of related market indices. The Company believes that the modified "Dutch auction" tender offer set forth in this Offer to Purchase represents an efficient mechanism to provide our shareholders with the opportunity to tender all or a portion of their shares of Common Stock and thereby receive a return of some or all of their investment if they so elect. The Company believes that the Offer provides shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares of Common Stock. Additionally, shareholders who do not participate in the Offer will automatically increase their relative percentage interest in the Company at no additional cost to them.

        Generally, the receipt of cash from the Company in exchange for the shares in the Offer by a U.S. Holder (as defined in the Offer to Purchase) will be a taxable event for U.S. federal income tax purposes. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. Each holder is urged to consult its own tax advisor to determine the U.S. federal, state, local, foreign income and other tax consequences to it of the Offer. Shareholders are strongly encouraged to read the Offer to Purchase, including "Purposes, effects and plans—Material United States federal income tax consequences" and "—Material Bermuda tax considerations," for additional information regarding the U.S. federal income tax and Bermuda tax considerations of participating in the Offer. If you are considering participating in the Offer, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

        Tenders of shares of Common Stock under the Offer are irrevocable, except that such shares may be withdrawn at any time prior to the Expiration Time, and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after 12:00 midnight, New York City time, on Monday, April 7, 2014. For such withdrawal to be effective, the Depositary must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at the respective addresses or facsimile number specified for such manner of delivery set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of shares of Common Stock to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an "eligible institution" (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an eligible institution. If more than one Letter of Transmittal has been used or shares of Common Stock have been otherwise tendered by a shareholder in more than one group of shares, shares may be withdrawn by such shareholder using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If shares of Common Stock have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares and must otherwise comply with such Book-Entry Transfer Facility's procedures.

        The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding, subject to a shareholder's right to challenge the Company's determination in a court of competent jurisdiction. None of the Company, J.P. Morgan Securities LLC, as the Dealer Manager, Georgeson, as the Information Agent, Computershare Trust Company, N.A., as the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the Schedule TO, both of which are incorporated herein by reference.

        The Offer to Purchase and the related Letter of Transmittal contain important information that shareholders should read carefully before making any decision with respect to the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares whose names appear on the Company's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares. Persons who hold vested rights to purchase or otherwise acquire shares, including persons who hold vested stock options and other convertible rights holders, will be provided a copy of the Offer to Purchase and the related Letter of Transmittal upon request to the Information Agent at the telephone numbers and address set forth below. Such persons should read the Offer to Purchase for further information regarding how they can participate in the Offer.

        Please direct any questions or requests for assistance to the Dealer Manager or Information Agent at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at the Company's expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, please contact the Depositary at the telephone numbers and addresses set forth below.

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Facsimile Transmission (for eligible institutions only): (617) 360-6810	By Courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

The Information Agent for the Offer is:
Georgeson Inc.

480 Washington Blvd., 26th Floor
Jersey City, NJ 07310
(800) 676-0281 (Toll-Free)

The Dealer Manager for the Offer is:

383 Madison Avenue
New York, NY 10179

Call Toll-Free: 1-877-371-5947

February 10, 2014

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  Exhibit (a)(5)(C)
The Depositary for the Offer is: Computershare Trust Company, N.A.
The Information Agent for the Offer is: Georgeson Inc.
The Dealer Manager for the Offer is